VEON Average and closing rates of functional currencies to USD Index sheet Consolidated VEON 1Q21 1Q20 YoY 1Q21 1Q20 YoY Consolidated VEON Russian Ruble RUB 74.34 66.38 -12.0% 75.70 77.73 2.6% Customers Euro EUR 0.83 0.91 8.5% 0.85 0.91 5.9% Russia Algerian Dinar DZD 133.06 120.55 -10.4% 133.95 124.71 -7.4% Pakistan Pakistan Rupee PKR 158.61 155.58 -1.9% 152.86 166.25 8.1% Algeria Bangladeshi Taka BDT 84.73 84.91 0.2% 84.71 84.94 0.3% Bangladesh Ukrainian Hryvnia UAH 27.97 25.05 -11.6% 27.89 28.06 0.6% Ukraine Kazakh Tenge KZT 419.89 391.01 -7.4% 424.34 448.01 5.3% Uzbekistan Uzbekistan Som UZS 10,506.13 9,529.59 -10.2% 10,474.98 9,554.22 -9.6% Armenian Dram AMD 524.20 482.39 -8.7% 531.17 504.47 -5.3% Kyrgyz Som KGS 84.50 71.42 -18.3% 84.78 80.81 -4.9% Georgian Lari GEL 3.31 2.93 -13.2% 3.41 3.28 -3.9% Average rates Closing rates

VEON index page (in USD millions, unless stated otherwise, unaudited) Consolidated* 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 2,124 2,124 2,261 2,261 2,223 2,223 2,254 2,254 2,097 1,892 1,993 1,998 1,989 8,863 8,863 7,980 Service revenue 2,005 2,005 2,080 2,080 2,076 2,076 2,079 2,079 1,978 1,795 1,856 1,842 1,853 8,240 8,240 7,471 EBITDA 1,298 126 1,172 994 129 865 987 129 858 935 127 808 920 809 898 826 875 4,215 510 3,704 3,453 EBITDA margin (%) 61.1% 55.2% 44.0% 38.2% 44.4% 38.6% 41.5% 35.8% 43.9% 42.7% 45.1% 41.4% 44.0% 47.6% 41.8% 43.3% EBIT 788 16 773 464 16 448 384 25 359 383 14 369 407 327 (367) 269 378 2,019 71 1,948 635 Profit/(Loss) before tax 609 (29) 637 256 (28) 284 130 (19) 150 186 (29) 215 195 243 (534) 122 229 1,181 (106) 1,287 26 Net income/(loss) attributavle to VEON shareholders 495 (23) 519 69 (23) 92 35 (16) 50 22 (24) 46 108 156 (620) 8 129 622 (85) 707 (349) Operational Capex incl. Licenses 403 497 365 678 458 1,942 Operational Capex1 368 492 354 674 425 1,889 Operational Capex (excluding licenses) / revenue 17.6% 26.0% 17.8% 33.7% 21.3% 23.7% Equity Free Cash Flow2 109 (36) (299) (47) (14) (273) *Notes: 1. Operational Capex is defined as capex excluding license expenditures and capitalized leases. 2. Equity free cash flow - is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, after license payments and lease payments (principal amount); excluding balance movements in Pakistan banking, excluding M&A transactions, inflow/outflow of deposits, financial assets and other one-off items. Reconciliation to the most directly comparable IFRS financial measure, is presented in the reconciliation tables section in the Earnings Release. Note: prior year comparatives for capital expenditures are adjusted to reflect correct IFRS 16 impact of prior periods. ** includes IFRS 16 adj's

VEON index page (in millions) Mobile customers 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 FY20 Russia 54.2 54.3 54.8 54.6 53.5 49.8 49.7 49.9 50.0 54.6 49.9 Algeria 16.0 15.6 15.0 14.6 14.2 13.9 14.2 14.1 14.1 14.6 14.1 Pakistan 58.3 59.5 59.2 60.5 62.0 62.8 64.2 66.4 69.2 60.5 66.4 Bangladesh 33.0 32.9 33.1 33.6 33.6 32.1 32.8 33.2 34.3 33.6 33.2 Ukraine 26.3 26.2 26.4 26.2 26.0 25.4 25.8 25.9 25.7 26.2 25.9 Uzbekistan 9.0 8.7 8.4 8.1 7.7 7.1 6.8 6.8 6.8 8.1 6.8 Kazakhstan 9.7 10.0 10.2 10.2 9.6 9.4 9.7 9.5 9.5 10.2 9.5 Other 4.6 4.7 4.7 4.5 4.3 4.0 4.1 3.3 3.1 4.5 3.3 Total 211.2 211.9 211.7 212.4 210.9 204.6 207.4 209.1 212.7 212.4 209.1 Fixed line customers 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 FY20 Russia 2.5 2.5 2.5 2.6 2.7 2.7 2.8 2.8 2.9 2.6 2.8 Algeria - - - - - - - - - - - Pakistan - - - - - - - - - - - Bangladesh - - - - - - - - - - - Ukraine 0.9 1.0 1.0 1.0 1.0 1.0 1.1 1.1 1.2 1.0 1.1 Uzbekistan - - - - 0.0 - - - - - - Kazakhstan 0.4 0.4 0.4 0.4 0.4 0.5 0.5 0.5 0.5 0.4 0.5 Other 0.1 0.1 0.1 0.1 0.1 0.1 0.1 0.0 0.0 0.1 0.0 Total 3.9 4.0 4.0 4.2 4.3 4.3 4.4 4.4 4.5 4.2 4.4

Russia index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 1,048 1,124 1,124 1,157 1,157 1,152 1,152 1,020 907 946 945 920 4,481 4,481 3,819 EBITDA 386 498 85 413 525 86 439 466 82 384 427 357 377 343 361 1,957 335 1,623 1,504 EBITDA margin (%) 36.9% 44.3% 36.8% 45.4% 38.0% 40.5% 33.4% 41.9% 39.3% 39.8% 36.3% 39.2% 43.7% 36.2% 39.4% Capital expenditures (CAPEX) 231 309 68 241 229 57 173 408 57 351 188 274 278 624 293 1,214 219 995 1,365 CAPEX excluding licenses 227 303 68 235 227 57 170 401 57 344 183 270 273 621 290 1,194 219 976 1,347 Capital expenditures (CAPEX) - Excl. lease liabilities 171 253 222 389 202 1,035 Operational CAPEX1 166 249 217 386 199 1,017 MOBILE 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenues 919 992 992 1,020 1,020 1,006 1,006 880 778 815 812 785 3,937 3,937 3,285 Service Revenue (Mobile) 831 883 883 903 903 868 868 795 711 713 698 690 3,485 3,485 2,917 Data Revenue (Mobile) 227 239 239 251 251 254 254 247 224 225 224 225 972 972 919 Customers (mln) 54 54.3 54 54.8 55 54.6 55 53.5 49.8 49.7 49.9 50.0 54.6 54.6 49.9 Mobile data customers (mln) 35 35.8 36 36.4 36 35.5 36 34.4 31.5 32.4 32.9 33.5 35.5 35.5 32.9 ARPU (USD) 5 5.4 5 5.5 5 5.3 5 4.9 4.6 4.8 4.6 4.6 n.a. n.a. n.a. MOU, min 297 305 305 294 294 291 291 284 321 327 340 311 n.a. n.a. n.a. Churn 3 months active base (quarterly), % 13% 12% 12% 12% 12% 13% 13% 13% 14% 10% 11% 10% n.a. n.a. n.a. MBOU 4,697 5,046 5,046 5,759 5,759 6,667 6,667 7,539 8,244 9,355 10,870 12,269 n.a. n.a. n.a. FIXED-LINE 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY18 Total operating revenue 129 132 132 137 137 145 145 140 128 131 133 135 543 543 534 Service revenue 129 131 131 136 136 143 143 138 128 130 128 131 539 539 523 Broadband revenue 41 42 42 42 42 45 45 39 39 37 40 39 170 170 155 Broadband customers (mln) 2 2.5 2 2.5 3 2.6 3 2.7 2.7 2.8 2.8 2.9 2.6 2.6 2.8 Broadband ARPU (USD) 5.48 5.65 5.65 5.59 5.59 5.74 5.74 5.36 4.65 4.70 4.59 4.60 n.a. n.a. n.a. FTTB revenue 40 41 41 41 41 43 43 42 37 37 38 39 165 165 154 FTTB customers (mln) 2 2.5 2 2.5 3 2.6 3 2.7 2.7 2.8 2.8 2.8 2.6 2.6 2.8 FTTB ARPU (USD) 5.4 5.6 5.6 5.4 5.4 5.6 5.6 5.2 4.6 4.6 4.5 4.5 n.a. n.a. n.a. (in RUB millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 69,247 72,554 72,554 74,690 74,690 73,384 73,384 67,457 65,513 69,580 71,930 68,403 289,875 289,875 274,480 EBITDA 25,530 32,172 5,503 26,669 33,886 5,539 28,347 29,705 5,215 24,491 28,180 25,737 27,685 26,173 26,830 126,698 21,661 105,037 107,775 EBITDA margin (%) 36.9% 44.3% 36.8% 45.4% 38.0% 40.5% 33.4% 41.8% 39.3% 39.8% 36.4% 39.2% 43.7% 36.2% 39.3% Capital expenditures (CAPEX) 15,257 19,957 4,383 15,574 14,824 3,673 11,151 25,828 3,606 22,221 12,423 19,886 20,464 46,943 21,807 78,345 14,142 64,202 99,716 CAPEX excluding licenses 14,985 19,541 4,383 15,157 14,647 3,673 10,974 25,407 3,606 21,801 12,103 19,558 20,100 46,694 21,570 77,060 14,142 62,918 98,456 Capital expenditures (CAPEX) - Excl. lease liabilities 11,263 18,366 16,334 29,359 15,027 75,321 Operational CAPEX1 10,943 18,037 15,971 29,110 14,790 74,061 MOBILE 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenues 60,708 64,047 64,047 65,845 65,845 64,120 64,120 58,182 56,227 59,917 61,768 58,350 254,719 254,719 236,093 Service revenue 54,933 56,992 56,992 58,320 58,320 55,309 55,309 52,518 51,425 52,445 53,140 51,301 225,555 225,555 209,527 Data Revenue 15,021 15,450 15,450 16,220 16,220 16,203 16,203 16,298 16,201 16,531 17,042 16,729 62,894 62,894 66,071 Customers (mln) 54.2 54.3 54.3 54.8 54.8 54.6 54.6 53.5 49.8 49.7 49.9 50.0 55 55 50 Mobile data customers (mln) 35.1 35.8 35.8 36.4 36.4 35.5 35.5 34.4 31.5 32.4 32.9 33.5 36 36 33 ARPU (RUB) 333 348 348 353 353 335 335 323 332 350 353 340 n.a. n.a. n.a. MOU (min) 297 305 305 294 294 291 291 284 321 327 340 311 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 13% 12% 12% 12% 12% 13% 13% 13% 14% 10% 11% 10% n.a. n.a. n.a. MBOU 4,697 5,046 5,046 5,759 5,759 6,667 6,667 7,539 8,244 9,355 10,870 12,269 n.a. n.a. n.a. FIXED-LINE 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 8,539 8,507 8,507 8,845 8,845 9,264 9,264 9,275 9,287 9,663 10,162 10,052 35,155 35,155 38,387 Service revenue 8,502 8,465 8,465 8,767 8,767 9,116 9,116 9,112 9,220 9,552 9,773 9,741 34,850 34,850 37,657 Broadband revenue 2,661 2,711 2,711 2,728 2,728 2,837 2,837 2,826 2,701 2,831 2,948 2,923 10,937 10,937 11,306 Broadband customers (mln) 2.5 2.5 2.5 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.9 2.6 2.6 2.8 Broadband ARPU (RUB) 364 365 365 361 361 366 366 356 336 345 350 342 n.a. n.a. n.a. FTTB revenue 2,631 2,662 2,662 2,651 2,651 2,758 2,758 2,755 2,646 2,758 2,895 2,880 10,701 10,701 11,054 FTTB customers (mln) 2.4 2.5 2.5 2.5 2.5 2.6 2.6 2.7 2.7 2.8 2.8 2.8 2.6 2.6 2.8 FTTB ARPU (RUB) 362 360 360 352 352 356 356 348 330 337 344 338 n.a. n.a. n.a. Additional KPI's 4G network coverage 81% 84% 86% 86% 87% 87% 88% 89% n.a. n.a. 89% 4G mobile customer penetration (3 Months active) 34% 37% 38% 40% 43% 46% 48% 49% n.a. n.a. 49% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Pakistan index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 362 362 347 347 286 286 324 324 316 288 303 325 347 1,320 1,320 1,233 Service revenue 337 337 324 324 265 265 302 302 293 266 278 297 318 1,228 1,228 1,134 EBITDA 183 13 170 185 11 175 140 11 130 160 12 148 147 133 188 144 156 669 47 622 612 EBITDA margin (%) 50.7% 47.1% 53.4% 50.3% 48.9% 45.2% 49.4% 45.6% 46.4% 46.1% 62.1% 44.4% 44.9% 50.7% 47.2% 49.7% Capital expenditures (CAPEX) 53 -1 54 66 1 65 31 1 29 70 -6 76 69 88 22 81 94 219 -5 224 260 CAPEX excluding licenses 53 -1 54 66 1 65 31 1 29 70 -6 76 69 88 22 81 94 219 -5 224 260 Capital expenditures (CAPEX) - Excl. lease liabilities 68 85 20 76 92 249 Operational CAPEX1 68 85 20 76 92 249 Data Revenue 97.3 97.3 85.2 85.2 90.3 90.3 97.0 97.0 102.2 97.8 107.3 119.0 129.0 370 370 426 Customers (mln) 58.3 58.3 59.5 59.5 59.2 59.2 60.5 60.5 62.0 62.8 64.2 66.4 69.2 60.5 60.5 66.4 ARPU (USD) 2.0 2.0 1.8 1.8 1.5 1.5 1.7 1.7 1.6 1.4 1.4 1.5 1.6 n.a. n.a. n.a. MOU (min) 548 548 520 520 489 489 498 498 500 475 469 472 464 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 2.7% 2.7% 4.2% 4.2% 6.6% 6.6% 5.1% 5.1% 4.1% 3.6% 4.3% 4.4% 3.8% n.a. n.a. n.a. MBOU 1,669 1,669 1,831 1,831 2,119 2,119 2,527 2,527 3,027 3,624 3,941 4,268 4,539 n.a. n.a. n.a. (in PKR billions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 50.5 50.5 51.0 51.0 45.4 45.4 50.5 50.5 49.3 47.1 50.7 52.3 55.0 197 197 199 Service revenue 47.1 47.1 47.7 47.7 42.0 42.0 46.9 46.9 45.7 43.4 46.5 47.8 50.4 184 184 183 EBITDA 25.6 1.8 23.8 27.3 1.6 25.7 22.3 1.7 20.6 24.9 1.9 23.0 22.9 21.7 31.4 23.2 24.7 100 7 93 99 EBITDA margin (%) 50.7% 47.1% 53.5% 50.4% 49.0% 45.3% 49.4% 45.6% 46.4% 46.1% 62.0% 44.4% 44.9% 50.7% 47.1% 49.8% Capital expenditures (CAPEX) 7.4 0.2 7.2 9.7 -0.1 9.8 4.8 -0.2 5.0 10.9 1.0 9.9 10.8 14.3 3.7 13.0 15.0 33 1 32 42 CAPEX excluding licenses 7.4 0.2 7.2 9.7 -0.1 9.8 4.8 -0.2 5.0 10.9 1.0 9.9 10.8 14.3 3.7 13.0 15.0 33 1 32 42 Capital expenditures (CAPEX) - Excl. lease liabilities 10.7 13.9 3.3 12.3 14.6 40 Operational CAPEX1 10.7 13.9 3.3 12.3 14.6 40 Data Revenue 13.6 13.6 12.5 12.5 14.3 14.3 15.1 15.1 15.9 16.0 17.9 19.1 20.5 56 56 69 Customers (mln) 58.3 58.3 59.5 59.5 59.2 59.2 60.5 60.5 62.0 62.8 64.2 66.4 69.2 60.5 60.5 66.4 ARPU (PKR) 272.4 272.4 268.2 268.2 234.1 234.1 259.7 259.7 247.3 230.6 241.8 241.4 246.0 n.a. n.a. n.a. MOU (min) 548 548 520 520 489 489 498 498 500 475 469 472 464 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 2.7% 2.7% 4.2% 4.2% 6.6% 6.6% 5.1% 5.1% 4.1% 3.6% 4.3% 4.4% 3.8% n.a. n.a. n.a. MBOU 1,669 1,669 1,831 1,831 2,119 2,119 2,527 2,527 3,027 3,624 3,941 4,268 4,539 n.a. n.a. n.a. Additional KPI's 4G network coverage 39% 49% 49% 52% 54% 56% 56% 59% 61% n.a. n.a. 61% 4G mobile customer penetration (3 Months active) 15% 19% 22% 26% 29% 30% 35% 38% 41% n.a. n.a. 41% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Algeria index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 192 192 187 187 197 197 198 198 185 160 173 170 159 775 775 689 Service revenue 192 192 187 187 197 197 194 194 184 159 172 169 159 769 769 685 EBITDA 89 8 81 84 9 75 89 8 81 92 9 83 81 64 79 78 68 354 34 320 302 EBITDA margin (%) 46.3% 42.1% 44.6% 39.8% 45.2% 41.1% 46.6% 42.0% 43.6% 40.0% 45.6% 46.1% 42.7% 45.7% 41.3% 43.9% Capital expenditures (CAPEX) 21 2 20 29 0.4 29 22 0.9 21 39 0.6 39 15 24 26 31 40 112 4 108 96 CAPEX excluding licenses 21 2 20 29 0.4 29 22 0.9 21 39 0.6 39 15 24 26 31 40 112 4 108 96 Capital expenditures (CAPEX) - Excl. lease liabilities 15 24 26 30 33 95 Operational CAPEX1 15 24 26 30 33 95 Data Revenue 52.8 52.8 53.7 53.7 60.3 60.3 64.9 64.9 68.3 62.1 64.9 64.5 64.4 232 232 260 Customers (mln) 16.0 16.0 15.6 15.6 15.0 15.0 14.6 14.6 14.2 13.9 14.2 14.1 14.1 14.6 14.6 14.1 ARPU (USD) 4.0 4.0 3.9 3.9 4.3 4.3 4.4 4.4 4.2 3.8 4.1 4.0 3.7 n.a. n.a. n.a. MOU (min) 420 420 413 413 421 421 430 430 448 464 488 482 468 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12.2% 12.2% 15.7% 15.7% 15.5% 15.5% 14.2% 14.2% 12.8% 9.0% 5.7% 8.2% 7.2% n.a. n.a. n.a. MBOU 2,244 2,244 2,703 2,703 3,444 3,444 3,986 3,986 4,574 5,059 4,961 5,104 5,394 n.a. n.a. n.a. (in DZD billions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 22.8 22.8 22.3 22.3 23.6 23.6 23.7 23.7 22.3 20.6 22.3 22.0 21.2 93 93 87 Service revenue 22.7 22.7 22.3 22.3 23.6 23.6 23.3 23.3 22.2 20.4 22.1 21.9 21.1 92 92 87 EBITDA 10.6 0.9 9.6 10.0 1.1 8.9 10.7 1.0 9.7 11.1 1.1 10.0 9.7 8.2 10.2 10.2 9.0 42 4 38 38 EBITDA margin (%) 46.3% 42.1% 44.6% 39.8% 45.2% 41.1% 46.6% 42.0% 43.6% 40.0% 45.6% 46.1% 42.7% 45.7% 41.3% 43.9% Capital expenditures (CAPEX) 2.5 0.2 2.3 3.5 0.1 3.4 2.6 0.1 2.5 4.7 0.1 4.6 1.8 3.1 3.4 4.0 5.3 13 0 13 12 CAPEX excluding licenses 2.5 0.2 2.3 3.5 0.1 3.4 2.6 0.1 2.5 4.7 0.1 4.6 1.8 3.1 3.4 4.0 5.3 13 0 13 12 Capital expenditures (CAPEX) - Excl. lease liabilities 1.8 3.0 3.3 4.0 4.4 12 Operational CAPEX1 1.8 3.0 3.3 4.0 4.4 12 Data Revenue 6.3 6.3 6.4 6.4 7.2 7.2 7.8 7.8 8.2 8.0 8.3 8.4 8.6 28 28 33 Customers (mln) 16.0 16.0 15.6 15.6 15.0 15.0 14.6 14.6 14.2 13.9 14.2 14.1 14.1 14.6 14.6 14.1 ARPU (DZD) 474.3 474.3 468.6 468.6 511.6 511.6 523.7 523.7 512.2 484.2 524.0 513.8 497.3 n.a. n.a. n.a. MOU (min) 420 420 413 413 421 421 430 430 448 464 488 482 468 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 12.2% 12.2% 15.7% 15.7% 15.5% 15.5% 14.2% 14.2% 12.8% 9.0% 5.7% 8.2% 7.2% n.a. n.a. n.a. MBOU 2,244 2,244 2,703 2,703 3,444 3,444 3,986 3,986 4,574 5,059 4,961 5,104 5,394 n.a. n.a. n.a. Additional KPI's 4G network coverage 27% 27% 35% 38% 41% 44% 47% 52% 61% n.a. n.a. 61% 4G mobile customer penetration (3 Months active) 0% 0% 30% 32% 36% 37% 38% 40% 43% n.a. n.a. 43% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Bangladesh index page (in USD millions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 134 134 137 137 135 135 131 131 137 130 136 134 135 537 537 537 Service revenue 131 131 134 134 133 133 128 128 134 128 133 131 132 525 525 527 EBITDA 60 10 50 55 10 45 55 10 45 53 10 43 59 54 60 55 55 222 40 182 228 EBITDA margin (%) 44.8% 37.3% 39.8% 32.7% 40.9% 33.2% 40.3% 32.7% 43.0% 41.4% 43.9% 40.9% 41.1% 41.4% 34.0% 42.4% Capital expenditures (CAPEX) 16 0 16 22 0.4 21 27 2.2 25 32 11.2 20 48 22 24 65 70 96 14 82 158 CAPEX excluding licenses 16 0 16 22 0.4 21 27 2.2 25 32 11.2 20 48 22 24 65 40 96 14 82 158 Capital expenditures (CAPEX) - Excl. lease liabilities 44 15 18 49 57 126 Operational CAPEX1 44 15 18 49 26 126 Data Revenue 26.7 26.7 26.7 26.7 27.8 27.8 27.7 27.7 31.3 34.6 33.3 33.8 35.3 109 109 133 Customers (mln) 33.0 33.0 32.9 32.9 33.1 33.1 33.6 33.6 33.6 32.1 32.8 33.2 34.3 33.6 33.6 33.2 ARPU (USD) 1.3 1.3 1.4 1.4 1.3 1.3 1.3 1.3 1.3 1.3 1.4 1.3 1.3 n.a. n.a. n.a. MOU (min) 231.6 231.6 235.7 235.7 232.2 232.2 226.2 226.2 228.5 211.8 231.3 224.2 222.7 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 6.2% 6.2% 7.9% 7.9% 7.7% 7.7% 6.3% 6.3% 7.5% 6.7% 4.8% 7.8% 6.2% n.a. n.a. n.a. MBOU 1,267 1,267 1,404 1,404 1,523 1,523 1,560 1,560 1,936 2,506 2,326 2,422 2,805 n.a. n.a. n.a. (in BDT billions, unless stated otherwise, unaudited) MOBILE 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 11.2 11.2 11.5 11.5 11.4 11.4 11.1 11.1 11.6 11.1 11.5 11.4 11.4 45 45 46 Service revenue 11.0 11.0 11.3 11.3 11.2 11.2 10.9 10.9 11.4 10.9 11.3 11.1 11.2 44 44 45 EBITDA 5.0 0.8 4.2 4.6 0.8 3.8 4.7 0.9 3.8 4.5 0.8 3.6 5.0 4.6 5.1 4.6 4.7 19 3 15 19 EBITDA margin (%) 44.8% 37.3% 39.8% 32.7% 40.9% 33.2% 40.3% 32.7% 43.0% 41.4% 43.9% 40.9% 41.1% 41.4% 34.0% 42.4% Capital expenditures (CAPEX) 1.3 0.0 1.3 1.8 0.0 1.8 2.3 0.2 2.1 2.7 1.0 1.7 4.0 1.9 2.0 5.5 6.0 8 1 7 13 CAPEX excluding licenses 1.3 0.0 1.3 1.8 0.0 1.8 2.3 0.2 2.1 2.7 1.0 1.7 4.0 1.9 2.0 5.5 3.4 8 1 7 13 Capital expenditures (CAPEX) - Excl. lease liabilities 3.7 1.3 1.6 4.1 4.8 11 Operational CAPEX1 3.7 1.3 1.6 4.1 2.2 11 Data Revenue 2.2 2.2 2.3 2.3 2.3 2.3 2.3 2.3 2.7 2.9 2.8 2.9 3.0 9 9 11 Customers (mln) 33.0 33.0 32.9 32.9 33.1 33.1 33.6 33.6 33.6 32.1 32.8 33.2 34.3 33.6 33.6 33.2 ARPU (BDT) 112 112 114 114 113 113 109 109 113 110 116 112 111 n.a. n.a. n.a. MOU (min) 232 232 236 236 232 232 226 226 228 212 231 224 223 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 6.2% 6.2% 7.9% 7.9% 7.7% 7.7% 6.3% 6.3% 7.5% 6.7% 4.8% 7.8% 6.2% n.a. n.a. n.a. MBOU 1,267 1,267 1,404 1,404 1,523 1,523 1,560 1,560 1,936 2,506 2,326 2,422 2,805 n.a. n.a. n.a. Additional KPI's 4G network coverage 18% 22% 23% 29% 52% 52% 53% 60% 67% n.a. n.a. 67% 4G mobile customer penetration (3 Months active) 7% 9% 11% 12% 17% 20% 21% 24% 26% n.a. n.a. 26% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Ukraine index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 188 188 212 212 231 231 240 240 238 223 236 237 245 870 870 933 EBITDA 118 5 113 138 6 132 149 6 143 167 7 160 161 151 160 157 167 572 24 548 630 EBITDA margin (%) 62.9% 60.2% 65.0% 62.4% 64.8% 62.1% 69.5% 66.6% 67.8% 67.8% 67.8% 66.5% 68.1% 65.7% 63.0% 67.5% Capital expenditures (CAPEX) 36 7 29 44 6 38 55 7 48 67 26 41 64 66 46 61 57 202 45 156 237 CAPEX excluding licenses 36 7 29 43 6 37 55 7 48 67 26 41 54 66 43 61 57 201 45 156 223 Capital expenditures (CAPEX) - Excl. lease liabilities 48 58 42 44 39 192 Operational CAPEX1 38 58 39 44 39 179 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 175 175 198 198 216 216 223 223 221 208 220 220 227 812 812 869 Service revenue 175 175 198 198 216 216 223 223 221 208 220 220 227 812 812 869 Data Revenue 90.0 90.0 104.8 104.8 110.8 110.8 115.9 115.9 119.7 117.0 124.7 127.2 137.2 421 421 489 Customers (mln) 26.3 26.3 26.2 26.2 26.4 26.4 26.2 26.2 26.0 25.4 25.8 25.9 25.7 26.2 26.2 25.9 ARPU (USD) 2.2 2.2 2.5 2.5 2.7 2.7 2.8 2.8 2.8 2.7 2.8 2.8 2.9 n.a. n.a. n.a. MOU (min) 585 585 571 571 566 566 577 577 603 641 621 651 633 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.4% 4.4% 4.7% 4.7% 4.3% 4.3% 4.7% 4.7% 4.2% 5.4% 2.6% 3.6% 3.9% n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 12 12 13 13 13 13 15 15 15 14 14 15 16 52 52 59 Service revenue 12 12 13 13 13 13 15 15 15 14 14 15 16 52 52 59 Broadband revenue 8 8 8 8 9 9 9 9 10 10 9 10 10 34 34 38 Broadband customers (mln) 0.9 0.9 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.0 1.1 1.1 1.2 1.0 0.9 1.1 Broadband ARPU (USD) 2.8 2.8 2.9 2.9 2.9 2.9 3.1 3.1 3.2 3.1 2.9 2.9 3.1 n.a n.a n.a (in UAH millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 5,125 5,125 5,624 5,624 5,828 5,828 5,815 5,815 5,950 6,009 6,502 6,697 6,842 22,392 22,392 25,158 EBITDA 3,223 140 3,083 3,656 148 3,508 3,772 154 3,619 4,031 165 3,866 4,040 4,075 4,411 4,452 4,658 14,683 607 14,076 16,979 EBITDA margin (%) 62.9% 60.2% 65.0% 62.4% 64.7% 62.1% 69.3% 66.5% 67.9% 67.8% 67.8% 66.5% 68.1% 65.6% 62.9% 67.5% Capital expenditures (CAPEX) 983 188 795 1,159 160 998 1,385 177 1,208 1,606 612 994 1,609 1,771 1,271 1,718 1,593 5,134 1,138 3,996 6,370 CAPEX excluding licenses 983 188 795 1,152 160 991 1,370 177 1,193 1,606 612 994 1,347 1,766 1,185 1,718 1,590 5,111 1,138 3,972 6,017 Capital expenditures (CAPEX) - Excl. lease liabilities 1,226 1,565 1,161 1,251 1,080 5,204 Operational CAPEX1 964 1,561 1,076 1,251 1,077 4,851 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 4,772 4,772 5,248 5,248 5,466 5,466 5,417 5,417 5,530 5,593 6,065 6,229 6,357 20,903 20,903 23,418 Service revenue 4,763 4,763 5,257 5,257 5,466 5,466 5,417 5,417 5,530 5,593 6,065 6,229 6,357 20,903 20,903 23,418 Data Revenue 2,454 2,454 2,784 2,784 2,799 2,799 2,810 2,810 3,004 3,149 3,443 3,595 3,837 10,847 10,847 13,191 Customers (mln) 26.3 26.3 26.2 26.2 26.4 26.4 26.2 26.2 26.0 25.4 25.8 25.9 25.7 26.2 26.2 25.9 ARPU (UAH) 59.8 59.8 66.2 66.2 68.6 68.6 68.3 68.3 70.3 72.4 78.5 79.8 81.6 n.a. n.a. n.a. MOU (min) 585 585 571 571 566 566 577 577 603 641 621 651 633 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 4.4% 4.4% 4.7% 4.7% 4.3% 4.3% 4.7% 4.7% 4.2% 5.4% 2.6% 3.6% 3.9% n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 329 329 333 333 333 333 355 355 384 388 399 430 451 1,350 1,350 1,602 Service revenue 329 329 333 333 333 333 355 355 384 388 399 430 451 1,350 1,350 1,602 Broadband revenue 209 209 215 215 216 216 224 224 248 257 259 266 291 864 864 1,030 Broadband customers (mln) 0.94 0.94 0.96 0.96 0.98 0.98 1.01 1.01 1.0 1.0 1.1 1.1 1.2 1.0 1.0 1.1 Broadband ARPU (UAH) 75.2 75.2 75.8 75.8 74.2 74.2 74.9 74.9 81.0 82.6 81.3 80.5 85.3 n.a n.a n.a Additional KPI's 4G network coverage 58% 68% 0% 74% 77% 81% 84% 86% 87% n.a. n.a. 87% 4G mobile customer penetration 16% 20% 24% 27% 30% 31% 36% 36% 38% n.a. n.a. 38% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Uzbekistan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 64 64 67 67 66 66 61 61 55 48 48 47 45 258 258 198 EBITDA 31.8 1 30.8 34.9 2 33.3 36.0 1 34.9 33.4 1 32.7 25.4 20.1 5.7 17.0 22.3 136 4 132 68 EBITDA margin (%) 49.8% 48.3% 52.1% 49.6% 54.6% 52.9% 54.8% 53.6% 46.4% 42.0% 11.9% 36.0% 49.5% 52.8% 51.1% 34.5% Capital expenditures (CAPEX) 30 3 28 14 3 11 4 1 3 11 0 11 7 23 15 18 16 59 7 53 63 CAPEX excluding licenses 30 3 28 14 3 11 4 1 3 11 0 11 7 23 15 18 16 59 7 53 63 Capital expenditures (CAPEX) - Excl. lease liabilities 5 21 12 14 12 52 Operational CAPEX1 5 21 12 14 12 52 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 63 63 66 66 65 65 61 61 54 47 48 47 45 256 256 196 Service revenue 63 63 66 66 65 65 60 60 54 47 48 47 45 255 255 196 Data Revenue 28.1 28 30.1 30 30.2 30 31.4 31 31.3 25.3 26.0 28.5 28.7 119.8 119.8 111.0 Customers (mln) 9.0 9 8.7 9 8.4 8 8.1 8 7.7 7.1 6.8 6.8 6.8 8.1 8.1 6.8 ARPU (USD) 2.3 2 2.5 2 2.5 2 2.4 2 2.3 2.1 2.3 2.3 2.2 n.a. n.a. n.a. MOU (min) 576 576 616 616 627 627 609 609 598 642 692 674 681 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 14% 14% 16% 16% 17% 17% 17% 17% 17% 19% 15% 13% 13% n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 0.4 0.4 0.4 0.4 0.3 0.3 0.4 0.4 0.3 0.3 0.3 0.3 0.2 1.5 1.5 1.1 Service revenue 0.4 0.4 0.4 0.4 0.3 0.3 0.3 0.3 0.3 0.3 0.3 0.3 0.2 1.5 1.5 1.1 (in UZS billions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 535 535 567.8 568 594 593.7 579 579.1 522 480 492 492 474 2,275 2,275 1,985 EBITDA 266 8 258 296 14 282 325 10 315 317 7 310 242 202 59 177 235 1,204 39 1,165 680 EBITDA margin (%) 49.8% 48.3% 52.1% 49.6% 54.7% 53.0% 54.8% 53.6% 46.4% 42.0% 12.0% 36.0% 49.5% 52.9% 51.2% 34.2% Capital expenditures (CAPEX) 253 23 230 119 22 96 32 8 23 107 3 105 63 232 152 187 170 511 56 455 633 CAPEX excluding licenses 253 23 230 119 22 96 32 8 23 107 3 105 63 232 152 187 170 511 56 455 633 Capital expenditures (CAPEX) - Excl. lease liabilities 49 212 122 146 128 529 Operational CAPEX1 49 212 122 146 128 529 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 531 531 563.4 563 589 589.1 574 574.4 518 477 488 488 470 2,258 2,258 1,970 Service revenue 531 531 563 563 589 589 569 569 515 476 488 487 470 2,252 2,252 1,967 Data Revenue 235.5 235.5 255.4 255.4 271.1 271.1 297.5 297.5 298.1 253.9 266.0 296.1 301.5 1,060 1,060 1,114 Customers (mln) 9.0 9 8.7 9 8.4 8 8.1 8 7.7 7.1 6.8 6.8 6.8 8.1 8.1 6.8 ARPU (UZS) 19,446 19,446 20,873 20,873 22,463 22,463 22,547 22,547 21,573 21,282 23,087 23,531 22,850 n.a. n.a. n.a. MOU (min) 576 576 616 616 627 627 609 609 598 642 692 674 681 n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 14% 14% 16% 16% 17% 17% 17% 17% 17% 19% 15% 13% 13% n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 3.6 3.6 3.4 3.4 3.1 3.1 3.4 3.4 3.1 2.9 2.7 2.7 2.5 13.5 13 11 Service revenue 3.5 3.5 3.4 3.4 3.1 3.1 3.2 3.2 3.1 2.9 2.7 2.7 2.5 13.2 13 11 Additional KPI's 4G network coverage 25% 25% 26% 26% 26% 34% 47% 52% 60% n.a. n.a. 60% 4G mobile customer penetration (3 Months active) 27% 30% 32% 34% 37% 39% 43% 46% 50% n.a. n.a. 50% 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's

Kazakhstan index page (in USD millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 103 103 150 150 115 115 118 118 118 111 122 128 128 486 486 479 EBITDA 55 4 51 97 4 93 60 4 55 59 4 55 63 61 64 76 66 270 17 254 265 EBITDA margin (%) 53.6% 49.6% 64.7% 61.9% 51.6% 47.9% 50.0% 46.3% 53.6% 54.7% 52.9% 59.7% 51.5% 55.6% 52.2% 55.3% Capital expenditures (CAPEX) 13 1 11 61 19 42 19 -16 35 33 1 32 45 30 20 53 22 126 6 120 147 CAPEX excluding licenses 13 1 11 61 19 42 2 -16 18 38 1 37 29 30 17 53 22 114 6 108 129 Capital expenditures (CAPEX) - Excl. lease liabilities 40 28 19 49 21 137 Operational CAPEX1 25 28 17 49 21 119 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 87 87 133 133 100 100 100 100 99 92 102 107 106 419 419 401 Service revenue 86 86 94 94 99 99 99 99 98 92 100 103 102 378 378 392 Data Revenue 33.6 33.6 37.6 37.6 40.3 40.3 45.0 45.0 47.8 47.7 50.3 53.5 57.5 157 157 199 Customers (mln) 9.7 9.7 10.0 10.0 10.2 10.2 10.2 10.2 9.6 9.4 9.7 9.5 9.5 10.2 10.2 9.5 ARPU (USD) 2.9 2.9 3.1 3.1 3.2 3.2 3.2 3.2 3.3 3.2 3.5 3.5 3.6 n.a. n.a. n.a. n.a. MOU (min) 301 301 326 326 315 315 300 300 298 332 336 322 311 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 15.7% 15.7% 11.6% 11.6% 13.6% 13.6% 14.7% 14.7% 16.2% 9.1% 7.2% 10.7% 7.7% n.a. n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 16 16 17 17 16 16 18 18 18 19 20 21 22 67 67 78 Service revenue 16 16 17 17 16 16 18 18 18 19 20 21 22 66 66 78 Broadband revenue 9 9 8 8 8 8 9 9 8 9 9 9 10 34 34 35 Broadband customers (mln) 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.4 0.5 0.5 0.5 0.5 0.4 0.4 0.5 Broadband ARPU (USD) 7.3 7.3 6.9 6.9 6.8 6.8 7.1 7.1 6.2 6.3 6.5 6.4 6.7 n.a n.a n.a n.a (in KZT millions, unless stated otherwise, unaudited) CONSOLIDATED 1Q19 IFRS 16 1Q19** 2Q19 IFRS 16 2Q19** 3Q19 IFRS 16 3Q19** 4Q19 IFRS 16 4Q19** 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS 16 FY19** FY20 Total operating revenue 39,030 39,030 56,952 56,952 44,546 44,546 45,512 45,512 45,954 46,361 50,949 54,511 53,702 186,039 186,039 197,775 EBITDA 20,903 1,562 19,341 36,839 1,587 35,253 22,965 1,629 21,337 22,746 1,653 21,094 24,628 25,325 26,933 32,488 27,678 103,454 6,429 97,025 109,373 EBITDA margin (%) 53.6% 49.6% 64.7% 61.9% 51.6% 47.9% 50.0% 46.3% 53.6% 54.6% 52.9% 59.6% 51.5% 55.6% 52.2% 55.3% Capital expenditures (CAPEX) 4,736 491 4,245 23,405 7,401 16,003 7,335 -6,121 13,456 12,919 403 12,515 18,339 12,400 8,249 22,259 9,168 48,395 2,175 46,220 61,247 CAPEX excluding licenses 4,736 491 4,245 23,405 7,401 16,003 729 -6,121 6,850 14,688 403 14,285 11,813 12,440 7,151 22,259 9,168 43,558 2,175 41,383 53,662 Capital expenditures (CAPEX) - Excl. lease liabilities 16,441 11,570 8,186 20,883 8,652 57,080 Operational CAPEX1 9,914 11,610 7,088 20,883 8,652 49,495 MOBILE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 32,887 32,887 50,578 50,578 38,436 38,436 38,644 38,644 38,812 38,583 42,547 45,547 44,490 160,545 160,545 165,489 Service revenue 32,591 32,591 35,796 35,796 38,191 38,191 38,347 38,347 38,213 38,336 41,643 43,681 42,976 144,925 144,925 161,873 Data Revenue 12,722 12,721.9 14,325.6 14,325.6 15,534.4 15,534.4 17,404.3 17,404.3 18,635.8 19,921.6 21,025.0 22,800.6 24,157.3 59,986 59,986 82,383 Customers (mln) 9.7 9.7 10.0 10.0 10.2 10.2 10.2 10.2 9.6 9.4 9.7 9.5 9.5 10.2 10.2 9.5 ARPU (KZT) 1,100.7 1,100.7 1,198.8 1,198.8 1,247.1 1,247.1 1,242.9 1,242.9 1,283.1 1,341.5 1,448.4 1,501.4 1,501.0 n.a. n.a. n.a. n.a. MOU (min) 301 301 326 326 315 315 300 300 298 332 336 322 311 n.a. n.a. n.a. n.a. Churn 3 months active base (quarterly) (%) 15.7% 15.7% 11.6% 11.6% 13.6% 13.6% 14.7% 14.7% 16.2% 9.1% 7.2% 10.7% 7.7% n.a. n.a. n.a. n.a. FIXED-LINE 1Q19 IFRS 16 1Q19 2Q19 IFRS 16 2Q19 3Q19 IFRS 16 3Q19 4Q19 IFRS 16 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 FY19 IFRS16 FY19 FY20 Total operating revenue 6,143 6,143 6,374 6,374 6,110 6,110 6,868 6,868 7,143 7,778 8,402 8,964 9,212 25,495 25,495 32,286 Service revenue 6,124 6,124 6,357 6,357 6,092 6,092 6,850 6,850 7,116 7,759 8,380 8,943 9,191 25,423 25,423 32,198 Broadband revenue 3,227 3,227 3,179 3,179 3,164 3,164 3,376 3,376 3,329 3,579 3,773 3,891 4,173 12,947 12,947 14,572 Broadband customers (mln) 0.40 0.40 0.41 0.41 0.40 0.40 0.42 0.42 0.44 0.46 0.46 0.49 0.51 0.4 0.4 0.5 Broadband ARPU (KZT) 2,748 2,748 2,635 2,635 2,609 2,609 2,750 2,750 2,589 2,641 2,716 2,727 2,797 n.a n.a n.a n.a Additional KPI's 4G network coverage 60% 63% 66% 68% 69% 72% 75% 76% 77% n.a. n.a. n.a. 4G mobile customer penetration 31% 34% 39% 41% 44% 44% 44% 50% 56% n.a. n.a. n.a. 1Operational CAPEX is defined as capex excluding license expenditures and capitalized leases. ** include IFRS 16 adj's